Exhibit 1

PRESS RELEASE

                                                 Suresnes, July 27th, 2006, 7h30


      o     First half 2006 revenue of (euro)719 million, up 2.8% on first half
            2005

      o Organic growth stable over the half-year: +2.5% in Q2 after -2.4% in Q1

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Havas today announced first half 2006 revenue of (euro)719 million, compared with (euro) 700 million in H1 2005.

At constant exchange rates, revenue growth would have been +0.5%. The exchange rate impact was due mainly to a rise in the US and Canadian dollars in the first quarter of 2006 by comparison with Q1 2005; Q2 2006 showed little variation on Q2 2005.

Excluding exchange rate variations and changes in scope of consolidation, organic growth in the first half of 2006 was +0.2%.

1. General comments

After a slight downturn in Q1, at -2.4% on like for like exchange rates and scope of consolidation, Q2 showed an improvement with organic growth at +2.5%.

Net new business(1) was (euro) 900 million for the first half, compared to
(euro) 490 million in H1 2005, and does not include the recent win of the Reckitt Benckiser account announced on June 30th, the impact of which will be reflected in third quarter announcement.

----------
(1) Net business wins, expressed in estimated annual billings. Full definition on page 6 of this release.


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

2. Detailed comments by region

The figures between brackets indicate revenue in millions of euros and organic growth over the first half of the year.

      o     France (154, +2.6%)
            Business recovered in Q2 (+6.1%) after a slight downturn in Q1 (-1.4%), thanks largely to corporate communication, marketing services and media consulting.

      o     Great Britain (84, -1.0%)
            Corporate communication made a satisfactory Q2 performance, holding business activity in the region steady (+0.5%) after a slight drop in Q1 (-2.6%).

      o     Europe (excluding France and Great Britain) (151, +8.2%)
            All the group's main business activities enjoyed growth. By country, the main contributors to Q2 growth were Spain, Italy and Germany.

      o     North America (274, -5.3%)
            Healthcare communication and media consulting both generated significant growth in Q2. Corporate communication also sustained a good level of growth. However, one of our leading advertising agencies and some of the marketing services firms are still having trouble matching their 2005 business levels.

      o     Asia-Pacific (28, -4.8%)
            After a dip in Q1 due to the loss of the Intel account still included in the Q1 basis of comparison, Q2 2006 organic growth stabilized at -0.3%.

      o     Latin America (28, +16.5%)
            The two main business activities (advertising and media consulting) continued to enjoy strong growth.

3. New Business and creative quality

Net New Business stood at (euro)900 million for the first half of 2006.

Lehmann Brothers ranked Havas number one for New Business in June 2006.

The main accounts won in Q2 2006 are as follows:

      >> Traditional advertising: Cogedim (France), News Magazine (Great Britain), Granini (Spain), NTV (Germany), Bongrain et Brendon Babystore (Hungary), Inci (Turkey), Radio Mitre (Argentina), Telmex (Mexico), Hutchison Telecom (Australia), TVB Pay Vision (Hong Kong)

      >> Media: Veolia Environnement (pan-European), Point S, Gerble and Umbro (France), La Redoute and BAW International (Portugal), Viajar.com, Ayuntamiento de La Coruna, Fagor, Mango, Osborne, Union Crediticia Immobiliaria, Gennoma Lab and la Caixa (Spain), Hotel.com and Garlik (Great Britain), Celebrity Cruises (USA), webmotors (Brazil) and the Chivas Regal,


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

            Martell, Stolichnaya, Presidente and Don Pedro brands owned by Pernod Ricard/Casa Pedro Domecq (Mexico)

      >> Marketing services: Sixt (pan-European), Marriott Hotels, Bausch & Lomb and Concern Worldwide (Great Britain),Iveco (Spain)

      >>    Corporate communication: Caisse d'Epargne Group (France)

No significant budgets were lost.

In Q1 2006, a number of Group agencies won an array of international and regional awards.

At the 53rd Cannes International Advertising Festival, the Havas Group carried off 19 Lions including three Gold Lions: one in the film category for "La Marche de l'Empereur" (The March of the Emperor) made by BETC Euro RSCG for Canal+, another in the cyber category to Euro RSCG 4D Sao Paulo for its "Oops" campaign for Reckitt Benckiser and the third to Havas Sports in the media category for the design and organization of a one-day event on the Champs Elysees entitled "Embracing the Olympic Spirit" in support of the Paris 2012 Olympic bid. Other agencies awarded included Arnold Boston, McKinney & Silver, EHS Brann, Euro RSGG 4D Amsterdam and Euro RSCG Amsterdam, Euro RSCG Buenos Aires, Euro RSCG Vale and Euro RSCG 4D in France.

In addition, Euro RSCG Buenos Aires, Euro RSCG 4D Sao Paulo, Euro RSCG Vale, Carillo Pastore Euro RSCG and Euro RSCG in Colombia received nine awards at the Festival Iberoamericano de la Publicidad.

At the International Andy Awards, Arnold Boston, McKinney & Silver, Euro RSCG Flagship and Euro RSCG London all took awards for creativity.

In Spain, MPG won the Grand Prix at the Festival del Sol plus a Gold Prize for its media campaign "Revolucion Sin Limites" for Nike. Euro RSCG 4D in Spain won awards for its promotional marketing campaigns for Vodafone and Spanair.

For the very first time, a French interactive production company (Streampower /
MPG) received the prestigious Emmy award for "Best interactive TV program of the year" for its co-production of "CULT" alongside PPROD for TV channel France 5.

BETC Euro RSCG once again distinguished itself in recent months with the "Marche de l'Empereur" campaign for Canal +. In France, the agency took the top prize for an advertising campaign awarded by the Grand Prix des Medias organized by CB News magazine, and the Strategies magazine Grand Prix for advertising. In the USA, BETC Euro RSCG was honored by the Clio Awards, the New York Art Directors Club and the AICP.

The "Fair Enough" campaign created for American Legacy by Arnold Boston took a number of US awards at events including the International Andy Awards, The One Show, the Clio Awards, the New York Art Directors Club, the AICP and the Kelly Awards.


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

The Delaney Report Quarterly Awards also named Euro RSCG New York the best US advertising agency in Q2 2006, while MPG in Spain was voted Media Agency of the Year by Spanish advertising magazine Anuncios.

                                   * * * * * *

The Group's interim results will be published in mid-September.


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

APPENDIX 1: REVENUE AND ORGANIC GROWTH

                                     1st Quarter               2nd Quarter                  1st Half
                                             Organic                      Organic                     Organic
In Euro million                  Revenue      growth       Revenue         growth       Revenue        growth
--------------------------------------------------------------------------------------------------------------
France                                70       -1.4%            84          +6.1%           154         +2.6%
United Kingdom                        40       -2.6%            44          +0.5%            84         -1.0%
Europe (excl. France and UK)          65       +5.8%            86         +10.0%           151         +8.2%
North America                        138       -6.7%           136          -3.9%           274         -5.3%
Latin America                         13      +19.1%            15         +14.5%            28        +16.5%
Asia-Pacific                          13       -9.5%            15          -0.3%            28         -4.8%
--------------------------------------------------------------------------------------------------------------
TOTAL                                339       -2.4%           380          +2.5%           719         +0.2%

APPENDIX 2: ORGANIC GROWTH CALCULATION

1. Revenue H1 2005                                                           700

2. Foreign Exchange Impact                                                   +16

                                                                            ----
3. H1 2005 at H1 2006 FX                                                     716

4. Changes in scope of consolidation: acquisitions,
   disposals, closures and others                                              2

                                                                            ----
5. H1 2005 at H1 2006 FX and scope                                           718

6. Revenue H1 2006                                                           719

7. Organic change                                                          +0,2%


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

About Havas

Havas (Euronext Paris: HAV.PA; Nasdaq: HAVS) is a global advertising and communications services group. Headquartered in Paris, Havas has three principal operating divisions: Euro RSCG Worldwide which is headquartered in New York, Arnold Worldwide Partners in Boston, and Media Planning Group in Barcelona. A multicultural and decentralized Group, Havas is present in 77 countries through its networks of agencies located in 44 countries and contractual affiliations with agencies in 33 additional countries. The Group offers a broad range of communications services, including traditional advertising, direct marketing, media planning and buying, corporate communications, sales promotion, design, human resources, sports marketing, multimedia interactive communications and public relations. Havas employs approximately 14,400 people.
Further information about Havas is available on the company's website: www.havas.com

Forward-Looking Information

This document contains certain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions, concerning matters that are not historical facts. These forward-looking statements reflect Havas' current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause Havas' actual results to differ significantly from those expressed in any forward-looking statement. Certain factors that could cause actual results to differ materially from expected results include changes in global economic, business, competitive market and regulatory factors. For more information regarding risk factors relevant to Havas, please see Havas' filings with the U.S. Securities and Exchange Commission. Havas does not intend, and disclaims any duty or obligation, to update or revise any forward-looking statements contained in this document to reflect new information, future events or otherwise.

(a) Net New Business:

Net new business represents the estimated annual advertising budgets for new business wins (which includes new clients, clients retained after a competitive review, and new product or brand expansions for existing clients) less the estimated annual advertising budgets for lost accounts. Havas' management uses net new business as a measurement of the effectiveness of its client development and retention efforts. Net new business is not an accurate predictor of future revenues, since what constitutes new business or lost business is subject to differing judgments, the amounts associated with individual business wins and losses depend on estimated client budgets, clients may not spend as much as they budget, the timing of budgeted expenditures is uncertain, and the amount of budgeted expenditures that translate into revenues depends on the nature of the expenditures and the applicable fee structures. In addition, Havas' guidelines for determining the amount of new business wins and lost business may differ from those employed by other companies.


Contacts:


Communications:                             Solenne Anthonioz
                                            Tel: +33 (0)1 58 47 90 27
                                            solenne.anthonioz@havas.com


Investor Relations:                         Herve Philippe
                                            Chief Financial Officer
                                            Tel: +33 (0)1 58 47 91 23
                                            relations.actionnaires@havas.com



2 allee de Longchamp 92281 Suresnes Cedex, France
Tel +33 (0) 1 58 47 90 00  Fax +33 (0) 1 58 47 99 99  www.havas.com
SA au capital de 171 552 757,20 euros - 335 480 265 RCS Nanterre - APE 744 B



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